                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2004

OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

                        Commission File Number: 001-16105

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      STONEPATH GROUP, INC. 401(K) PLAN (FORMERLY THE STONEPATH GROUP, INC.
                           401(K) PROFIT SHARING PLAN)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              STONEPATH GROUP, INC.
                           1930 6TH AVE. S., SUITE 401
                                SEATTLE, WA 98134

                        STONEPATH GROUP, INC. 401(K) PLAN

                            FINANCIAL STATEMENTS AND
                              SUPPLEMENTAL SCHEDULE

                          Year Ended December 31, 2004

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Administrative Committee of the

STONEPATH GROUP, INC. 401(K) PLAN

We have audited the accompanying statements of net assets available for benefits of the Stonepath Group, Inc. 401(k) Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Plymouth Meeting, Pennsylvania
July 7, 2005

                       STONEPATH GROUP, INC. 401(K) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                         2004            2003
                                                                    ------------     ------------
ASSETS
      Investments                                                  $   8,825,500    $   8,418,128
      Participants' loans receivable                                     386,942          246,561
                                                                   -------------    -------------

                                                                       9,212,442        8,664,689
                                                                   -------------    -------------

      Receivables:
          Employer contributions                                          21,849           35,367
          Participants' contributions                                         75           22,027
          Other contributions                                                  -            1,987
                                                                   -------------    -------------

                                                                          21,924           59,381
                                                                   -------------    -------------

             TOTAL ASSETS                                              9,234,366        8,724,070

LIABILITIES
      Accrued expenses                                                    24,189           12,024
                                                                   -------------    -------------

             NET ASSETS AVAILABLE
                 FOR BENEFITS                                      $   9,210,177    $   8,712,046
                                                                   =============    =============


                       STONEPATH GROUP, INC. 401(K) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                                 Year Ended
                                                              December 31, 2004
                                                              -----------------
ADDITIONS
     Additions to net assets attributed to:
         Net appreciation in fair value of
            investments                                          $    204,777
         Interest from participant loans                               18,041
                                                                 ------------

                                                                      222,818
                                                                 ------------

     Contributions:
         Employer                                                     621,417
         Participants                                               1,385,765
         Rollover                                                      88,934
                                                                 ------------

                                                                    2,096,116
                                                                 ------------

            TOTAL ADDITIONS                                         2,318,934
                                                                 ------------

DEDUCTIONS
     Deductions from net assets attributed to:
         Benefits paid to participants                              1,672,231
         Administrative expenses                                      148,572
                                                                 ------------

            TOTAL DEDUCTIONS                                        1,820,803
                                                                 ------------

            NET INCREASE                                              498,131

            NET ASSETS AVAILABLE FOR
                 BENEFITS - BEGINNING OF YEAR                       8,712,046
                                                                 ------------

            NET ASSETS AVAILABLE FOR
                 BENEFITS - END OF YEAR                          $  9,210,177
                                                                 ============

                        STONEPATH GROUP, INC. 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS


(1)      DESCRIPTION OF PLAN

         The following description of the Stonepath Group, Inc. (the "Company") 401(k) Plan (the "Plan") provides only general information. The effective date of the Plan is January 1, 2003. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         GENERAL - The Plan is a defined contribution plan covering all full-time employees of the Company who have six months of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         CONTRIBUTIONS - Each year, participants may contribute up to 100% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven pooled separate accounts within the UBS Fiduciary Trust Company common collective trust funds and the Company's stock fund as investment options for participants. The Company contributes 50% of the first 8% of base compensation that a participant contributes to the Plan. The matching Company contribution is participant-directed. Contributions are subject to certain limitations.

         PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) the Plan's earnings, and charged with an allocation of administrative expenses. Allocations of expenses are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         VESTING - Participant's contributions plus actual earnings are 100% vested immediately. Employer contributions made after January 1, 2003, are generally subject to the following vesting schedule:


               Years of Service                       Vested %
              ------------------                     ---------

                      0                                 20%
                      1                                 40%
                      2                                 60%
                      3                                 80%
                      4                                100%





         PARTICIPANT LOANS - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balances. The loans are secured by the balance in the participant's account and bear interest at rates ranging from 2.0% to 10.5%, which are commensurate with local prevailing rates at the inception of the loan. Principal and interest are paid ratably through payroll deductions.

                        STONEPATH GROUP, INC. 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS


         PAYMENT OF BENEFITS - On termination of service, a participant will receive a lump sum amount equal to the value of the participant's vested interest in his or her account.

         FORFEITED ACCOUNTS - At December 31, 2004 and 2003, forfeited nonvested accounts totaled $12,282 and $14,437, respectively. These accounts will be used to pay administrative expenses and reduce Company matching contributions. During the year ended December 31, 2004, forfeitures were used to pay $26,254 of administrative expenses.

         INVESTMENT OPTIONS - Upon enrollment in the Plan, participants may direct employee and Company contributions in the following investment options:

               o UBS Fiduciary Trust Company Common Collective Trust Funds - The participants may invest in various investment options under a common collective trust. A description of each investment option can be found in the Plan document.

               o    Stonepath Group, Inc. Stock Fund

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

         ESTIMATES - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

         INVESTMENT VALUATION AND INCOME RECOGNITION - The value of each investment option within the common collective trust is determined at the close of each business day based on fair value as determined by the respective fund managers. The fair values are generally determined based on quoted market prices of the funds' investment holdings. The value of the Company's stock fund is based on quoted market price.

         Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

         PAYMENT OF BENEFITS - Benefits are recorded when paid.

         ADMINISTRATIVE EXPENSES - Certain expenses of the Plan are paid by the sponsor and are not included in the Plan's financial statements.

                        STONEPATH GROUP, INC. 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS


(3)      INVESTMENTS

         The following investments represent 5% or more of the Plan's net assets available for benefits:

                                                                            December 31,
                                                                     ---------------------------
                                                                         2004          2003
                                                                     -----------   ------------
 UBS Fiduciary Trust Company
       Common Collective Trust Funds
            Large Company Growth Portfolio                           $ 1,941,406   $  2,222,634
            Mid-Cap Growth Portfolio                                 $ 1,010,242   $  1,069,980
            Guaranteed Investment Contracts Portfolio                $   898,003   $    894,322
            Small Company Value Portfolio                            $   717,207   $    466,740
            Balanced Portfolio                                       $   695,491   $    643,318
            Conservative Bond Portfolio                              $   686,635   $    649,380
            Large Company Value Portfolio                            $   664,145   $    334,737
            International Growth Portfolio                           $   650,967   $    607,664
            S&P 500 Index                                            $   462,180   $    318,835
 Stonepath Group, Inc. Stock Fund                                    $   502,764   $    779,625

         During the year ended December 31, 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $204,777 as follows:


 UBS Fiduciary Trust Company
       Common Collective Trust                               $  595,442
 Stonepath Group, Inc. Stock Fund                              (390,665)
                                                             ----------
                                                             $  204,777
                                                             ==========

(4)      PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(5)      TRANSACTIONS WITH PARTIES-IN-INTEREST

         As of December 31, 2004 and 2003, the Plan held 414,519 and 339,063 shares, respectively, of Stonepath Group, Inc. common stock (employer securities) in the Stonepath Group, Inc. stock fund with a fair value of $502,764 and $779,625, respectively. Included in the fair value of the Stonepath Group, Inc. stock fund at December 31, 2004 and 2003, is an amount of $3,000 and $13,553, respectively, that Stonepath Group, Inc. provided to the Plan to aid efficient administration and trading. During the year ended December 31, 2004, the Plan purchased 110,019 shares of Stonepath Group, Inc. common stock at a cost of $183,271, and sold 29,550 shares of Stonepath Group, Inc. common stock for $47,380. During the year ended December 31, 2004, 5,013 shares of Stonepath Group, Inc. common stock with a value of $11,332 were transferred out of the Plan.

                        STONEPATH GROUP, INC. 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS


         Certain Plan investments are units of common collective trusts and money market funds managed by UBS Fiduciary Trust Company, the Plan's Trustee. Transactions with UBS Fiduciary Trust Company qualify as party-in-interest transactions. Fees paid by the Plan for asset management services amounted to $91,039 for the year ended December 31, 2004.

(6)      TAX STATUS

         The Plan has adopted a prototype standardized 401(k) profit-sharing plan and trust sponsored by UBS Fiduciary Trust Company. The prototype plan has obtained a determination letter, dated April 11, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. UBS Fiduciary Trust Company believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code; therefore, no provision for income taxes has been included in the Plan's financial statements.

                              SUPPLEMENTAL SCHEDULE

                        STONEPATH GROUP, INC. 401(K) PLAN

         SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                December 31, 2004

-------------------------------------------------------------------------------------------------------
EIN: 65-0867684
-------------------------------------------------------------------------------------------------------
Plan Number: 001
-------------------------------------------------------------------------------------------------------
 (a)                     (b)                               (c)                  (d)                (e)
                                                       Description
                                                      of investment
                                                   including maturity
                                                 date, rate of interest,
             Identity of issue, borrower,          collateral, par, or                         Current
               lessor, or similar party              maturity value            Cost             value
-------------------------------------------------------------------------------------------------------
UBS Fiduciary Trust Company Common Collective Trust Funds
-------------------------------------------------------------------------------------------------------
  *     GIC Portfolio                                   30,962.280 shares       (1)       $    898,003
-------------------------------------------------------------------------------------------------------
  *     Conservative Bond Portfolio                     22,473.683 shares       (1)            686,635
-------------------------------------------------------------------------------------------------------
  *     Balanced Portfolio                              16,070.577 shares       (1)            695,491
-------------------------------------------------------------------------------------------------------
  *     Large Company Growth Portfolio                 184,878.046 shares       (1)          1,941,406
-------------------------------------------------------------------------------------------------------
  *     Large Company Value Portfolio                   11,562.688 shares       (1)            664,145
-------------------------------------------------------------------------------------------------------
  *     Mid-Cap Growth Portfolio                       119,611.129 shares       (1)          1,010,242
-------------------------------------------------------------------------------------------------------
  *     Small Company Value Portfolio                   28,389.543 shares       (1)            717,207
-------------------------------------------------------------------------------------------------------
  *     International Growth Portfolio                  46,834.988 shares       (1)            650,967
-------------------------------------------------------------------------------------------------------
  *     International Value Portfolio                   21,561.658 shares       (1)            359,908
-------------------------------------------------------------------------------------------------------
  *     Fixed Income Index Portfolio                    16,233.160 shares       (1)            236,552
-------------------------------------------------------------------------------------------------------
  *     S&P 500 Index                                   31,029.105 shares       (1)            462,180
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
  *     Stonepath Group, Inc. Stock Fund               414,519.000 shares       (1)            502,764
-------------------------------------------------------------------------------------------------------
  *     Participant Loans                         Interest ranging from
-------------------------------------------------------------------------------------------------------
                                                      2.0% to 10.5%             $0             386,942
-------------------------------------------------------------------------------------------------------
                                                                                          $  9,212,442
=======================================================================================================
  *    Party-in-interest as defined by ERISA
-------------------------------------------------------------------------------------------------------
 (1)   Cost information may be omitted as Plan assets are participant-directed.
-------------------------------------------------------------------------------------------------------

                                 EXHIBIT LISTING


EXHIBIT
  NO.                                DOCUMENT
-------                              --------

23.1   Consent of Independent Registered Public Accounting Firm (filed herewith)

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   Stonepath Group, Inc.
Date:  July 14, 2005               401(k) Plan


                                   By:  /s/ Christopher A. Foster
                                        ------------------------------------
                                        Christopher A. Foster, Authorized
                                        Signatory for Advisory Committee, as
                                        Plan Administrator

                                INDEX OF EXHIBITS


EXHIBIT
  NO.                                DOCUMENT
-------                              --------

23.1   Consent of Independent Registered Public Accounting Firm (filed herewith)